Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 2 to Registration Statement on Form S-1 on Form S-3 of our reports dated February 20, 2018, relating to the consolidated financial statements and financial statement schedule of NiSource Inc. and subsidiaries (the “Company”) (which report on the consolidated financial statements and financial statement schedule expresses an unqualified opinion and includes an emphasis of a matter paragraph relating to the Company’s spin-off of its subsidiary Columbus Pipeline Group, Inc. on July 1, 2015), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of NiSource Inc. for the year ended December 31, 2017, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Columbus, Ohio

November 9, 2018